CUSIP NO. 338735 10 3                13D                       Page 1 of 7 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934




                         FLATBUSH FEDERAL BANCORP, INC.
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   338735 10 3
                                 (CUSIP Number)


                                Alan Schick, Esq.
                          Luse Gorman Pomerenk & Schick
                           A Professional Corporation
                                    Suite 400
                           5335 Wisconsin Avenue, N.W.
                             Washington, D.C. 20015
                                 (202) 274-2008

            (Name, Address, Telephone number of Person Authorized to
                      Receive Notices and Communications)


                                October 17, 2003
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. | |




                         (Continued on following pages)
                                Page 1 of 7 Pages

CUSIP NO. 338735 10 3                13D                       Page 2 of 7 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Flatbush Federal Bancorp, MHC        EIN: To be applied for
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  | |

                                                           (b)  | |
--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(D) OR
     2(e)                                | |

           Not Applicable
--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

           1,226,619
--------------------------------------------------------------------------------

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

           -0-
--------------------------------------------------------------------------------

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

           1,226,619
--------------------------------------------------------------------------------

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

           -0-
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,226,619
--------------------------------------------------------------------------------

CUSIP NO. 338735 10 3                13D                       Page 3 of 7 Pages


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   | |

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           53%
--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

           HC
================================================================================

Item 1.  Security and Issuer

         The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, $0.01 par value per share ("Common Stock"), of Flatbush Federal Bancorp, Inc., a Federal corporation (the "Issuer"). The address of the Issuer's principal executive office is 2146 Nostrand Avenue, Brooklyn, New York 11210-2146.

Item 2.  Identity and Background

         This Schedule is filed on behalf of Flatbush Federal Bancorp, MHC, a Federally chartered mutual holding company (the "Company"). The Company's principal business is the ownership of the majority of the Issuer's shares of Common Stock. The business address of the Company is 2146 Nostrand Avenue, Brooklyn, New York 11210-2146.

         Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the Company ("Insiders"):

Directors

Name                                            Occupation

Anthony J. Monteverdi                 Chairman of the Board, President and Chief
                                         Executive Officer, Flatbush Federal
                                         Savings & Loan Association
Jesus R. Adia                         Executive Vice President, Flatbush Federal
                                         Savings & Loan Association
D. John Antoniello                    President, Anbro Supply Company
John F. Antoniello                    Retired
Patricai A. McKinley                  Vice President, TNS Interserach
Alfred S. Pantaleone                  Retired
Anthony V. Rumolo                     Retired
Charles Vorbach                       President, John L. Vorbach Co.

CUSIP NO. 338735 10 3                13D                       Page 4 of 7 Pages


Executive Officers Who Are Not Directors

Name                                     Current Position

John S. Lotardo                       Chief Financial Officer,
                                         Flatbush Federal Savings & Loan
                                         Association

(d) During the past five years, neither the Company nor any of the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Company nor any of the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)      All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

         On October 17, 2003, the Issuer was formed for the purpose of becoming the stock holding company of Flatbush Federal Savings & Loan Association (the "Association") and the Company was formed for the purpose of becoming the mutual holding company parent of the Issuer. Pursuant to the Flatbush Federal Savings & Loan Association of Brooklyn Plan of Reorganization from a Mutual Savings Association to a Mutual Holding Company and Stock Issuance Plan of the Association (the "Plan of Reorganization"), the Association became a wholly owned subsidiary of the Issuer, which became a majority owned subsidiary of the Company (the "Mutual Holding Company Reorganization"). On October 17, 2003, 1,226,619 shares of Common Stock were issued to the Company, and 1,087,756 shares of Common Stock were issued to members of the Association and others.

Item 4.  Purpose of Transaction

         The primary purpose of the Mutual Holding Company Reorganization, which involved the conversion of the Association from mutual to stock form and the formation of the Issuer and the Company, was to establish an organizational structure that will enable the Association to compete and expand more effectively in the financial services marketplace, and that will enable the Association's depositors, employees, management and directors to obtain an equity ownership interest in the Association. The mutual holding company organizational structure permits the Issuer to offer, sell and issue capital stock, which is a source of capital not available to a mutual savings association. The Mutual Holding Company Reorganization also gives the Association and the Issuer greater flexibility to structure and finance the expansion of operations, including the potential acquisition of other financial institutions, and to diversify into other financial services. Because the Issuer only issued a minority of its common stock for sale in the Mutual Holding Company Reorganization, the Association's mutual form of ownership and its ability to remain an independent savings Association and to provide community-oriented financial services is expected to be preserved.

CUSIP NO. 338735 10 3                13D                       Page 5 of 7 Pages


         However, while the Company intends to exercise its rights as majority stockholder, neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

         In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.  Interest in Securities of the Issuer

         a. As of October 17, 2003, the Company directly and beneficially owned 1,226,619 shares of the Issuer's Common Stock, which represented 53% of the issued and outstanding shares of Common Stock on such date.

         b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock it owns.

         c. Other than the issuance to the Company of the shares of Issuer's Common Stock as of October 17, 2003, the Company has not effected any transaction in the Issuer's Common Stock within the past 60 days.

         d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

         e. Not applicable.

CUSIP NO. 338735 10 3                13D                       Page 6 of 7 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits

         None.

CUSIP NO. 338735 10 3                13D                       Page 7 of 7 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                          FLATBUSH FEDERAL BANCORP, MHC


                                          By: /s/ Anthony J. Monteverdi
                                              ----------------------------------
                                              Anthony J. Monteverdi
                                              Chairman of the Board, President
                                              and Chief Executive Officer


Date: October 23, 2003





F:\clients\1089\Closing MHC\Form 13D.doc